787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

October 10, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: Yoon Y. Choo, Esq.

Re:   Seasons Series Trust and SunAmerica Series Trust

File Nos. 811-07725 and 811-07238

Preliminary Proxy Statement on Schedule 14A

Dear Ms. Choo:

On behalf of each of Seasons Series Trust and SunAmerica Series Trust (the “Registrants”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the undersigned by telephone on September 30, 2025, regarding the preliminary proxy statement filed on September 23, 2025, by the Registrants (the “Proxy Statement”).

The Staff’s comments, which are set forth below in italicized text, have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Registrants. The Registrants’ responses to the Staff’s comments are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Registrants. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Proxy Statement. The definitive proxy statement, which reflects changes made to update certain information, is being filed concurrently.

Comment No. 1:    The Staff reminds you that the Registrants and their management are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Please provide your responses to these comments on EDGAR and include a blacklined copy of the revised proxy statement or, if appropriate, marked changed pages. Please also send me a notice by email and include a blacklined copy showing changes from the preliminary proxy statement.

BRUSSELS CHICAGO DALLAS FRANKFURT HAMBURG HOUSTON  LONDON LOS ANGELES

MILAN MUNICH NEW YORK PALO ALTO PARIS ROME SAN FRANCISCO WASHINGTON

October 10, 2025

Response No. 1:    The Registrants acknowledge the above and will respond accordingly.

Comment No. 2:    The Staff notes that the Registrants did not include form of voting instruction cards in the preliminary proxy statement. Please provide these to the Staff as soon as possible. The Staff would like to review the form of voting instruction cards before the definitive proxy statement files.

Response No. 2:    The Registrants separately provided the forms of proxy card and voting instruction card to the Staff for review on October 3, 2025, and October 9, 2025, via email.

Comment No. 3:    With respect to the fifth Q&A in the section of the Proxy Statement entitled “Overview of the Proposal – Questions & Answers,” please consider disclosing in the answer that the management fees paid by the Portfolios will be the same under the New Advisory Agreements as they are under the Current Advisory Agreements.

Response No. 3:    The Registrants have revised the above-referenced disclosure to read as follows (additions bolded and underlined):

         “No. The material terms of each proposed New Advisory Agreement are identical to those of its respective Current Advisory Agreement, except for new effective and termination dates. The contractual advisory fees payable by each Portfolio under its respective New Advisory Agreement will be the same as those payable under its Current Advisory Agreement. In addition, the fee waivers and expense limitations agreed to by SunAmerica with respect to any Portfolio will not change.”

Comment No. 4:    In the section of the Proxy Statement entitled “Overview of the Proposal – Questions & Answers,” please consider adding a Q&A addressing what would happen if the Transaction is not consummated.

Response No. 4:    The Registrants have added the following Q&A to the above-referenced section:

         “Q: What happens if the Transaction is not consummated?

         A: In the event the Transaction is not consummated, a Change of Control Event will not occur, and SunAmerica would continue to serve as investment adviser to the Portfolios pursuant to the terms of the Current Advisory Agreements.”

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Comment No. 5:    With respect to the seventh Q&A in the section of the Proxy Statement entitled “Overview of the Proposal – Questions & Answers,” please disclose whether SunAmerica or Venerable will pay these expenses regardless of whether the Transaction is consummated.

Response No. 5:    The Registrants have revised the answer in the seventh Q&A in the above-referenced section as follows (additions bolded and underlined):

         “A: The expenses incurred in connection with this solicitation, including expenses associated with preparing the Proxy Statement and its enclosures and all related legal and solicitation expenses, will be borne by SunAmerica, Venerable, and/or their respective affiliates, regardless of whether the Transaction is consummated.”

Comment No. 6:    In the first paragraph of the subsection of the Proxy Statement entitled “Proposal – Approval of Investment Advisory and Management Agreements – Factors Considered by the Board – Considerations Specific to the Transaction,” it states in relevant part that “[t]he Board and the Independent Trustees noted in particular that. . . the fee waivers and expense limitations agreed to by SunAmerica with respect to any Portfolio will not change.” Please consider also adding this disclosure in an appropriate location in the section of the Proxy Statement entitled “Overview of the Proposal – Questions & Answers.”

Response No. 6:    Please see Response No. 3 above.

Comment No. 7:    Please consider revising the fourth and fifth paragraphs in the subsection entitled “Voting Information – Shareholder Approval” to simply state that since the Separate Accounts and the Funds-of-Funds will be present at the Meeting, the quorum requirement will be met.

Response No. 7:    The Registrants have revised the above-referenced disclosure to read as follows (additions bolded and underlined; deletions in strikethrough text):

         “The holders of thirty percent of the shares of a Portfolio entitled to vote at the Special Meeting must be present in person or by proxy to have a quorum to conduct business for that Portfolio at the Special Meeting. Because the Separate Accounts and the Funds-of-Funds will be present in person or by proxy at the Special Meeting, the quorum requirement will be satisfied for each Portfolio. See “Manner of Voting and Revocation of Proxy” below.

         The Special Meeting may be adjourned with respect to one or more matters to be considered, or one or more Portfolios, by the chairman of the

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Special Meeting, whether or not a quorum is present with respect to that matter or Portfolio. If the time and place for the adjourned meeting is announced at the Special Meeting, no further notice need be given. ~~The quorum requirements are likely to be attained due to “echo voting” described below.~~”

Comment No. 8:    Please rename the subsection of the Proxy Statement entitled “Voting Information – Manner of Voting” to “Manner of Voting and Revocation of Proxy.”

Response No. 8:    The requested change has been made.

Comment No. 9:    Please revise the last sentence of the first paragraph in the subsection of the Proxy Statement entitled “Voting Information – Manner of Voting” to include voting at the Special Meeting as another way to revoke a proxy.

Response No. 9:    The Registrants have revised the above-referenced disclosure to read as follows (additions bolded and underlined):

         “Any shareholder who has given a Proxy, whether in written form, by telephone or over the Internet, may revoke it at any time prior to its exercise by submitting a subsequent written, telephonic or electronic vote, or by giving written notice of revocation to the Secretary of the applicable Trust. Alternatively, a Proxy may be revoked prior to its exercise by attending the Special Meeting via the virtual meeting website and voting or providing voting instructions at the Special Meeting by following the internet voting instructions on the enclosed proxy card or voting instruction card. However, simply attending the Special Meeting without voting or providing voting instructions will not revoke a Proxy.”

*  *  *  *  *  *

Please do not hesitate to contact me at (212) 728-3875 if you have comments or if you require additional information regarding the Proxy Statement.

Respectfully submitted,

/s/ Stacey P. Ruiz

Stacey P. Ruiz

cc: Christopher J. Tafone, Esq., SunAmerica Asset Management, LLC Edward J. Gizzi, Esq., SunAmerica Asset Management, LLC Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP

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